希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5138
Direct Fax : 2907 3313
E-mail : wyung@hysan.com.hk

[redacted]

Our Ref : : SEC/WY/HYSAN/USSEC/L266-04jm
Your Ref :

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

20 July 2004
BY AIR MAIL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Announcement dated 19 July 2004
- Continuing Connected Transactions under New Listing Rules

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Wendy W.Y. Yung
Company Secretary

Enc.

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

(Stock Code: 00014)

CONTINUING CONNECTED TRANSACTIONS UNDER NEW LISTING RULES

Reference is made to certain new requirements under the Rules Governing the Listing of Securities On the Stock Exchange of Hong Kong Limited regarding continuing obligations of listed issuers, which came into effect on 31 March 2004 ("the New Listing Rules"). Certain contracts entered into by subsidiaries of Hysan Development Company Limited ("Hysan" or Hysan and its subsidiaries as "Hysan Group") in the ordinary course of business now constitute continuing connected transactions under the New Listing Rules. Particulars of the transactions and certain other information are given below in accordance with the relevant requirements of the New Listing Rules.

The relevant transactions comprise (i) leases granted by Hysan Group and (ii) leasing and property management services provided by Hysan Group to a non-wholly-owned subsidiary. These transactions are entered into in the ordinary and usual course of business of Hysan Group on an arm's length basis. The relevant connected persons (as defined in the New Listing Rules) do not participate in the daily management of the business of Hysan or the relevant subsidiary. As each of the percentage ratios (other than the profit ratio) in respect of the lease transactions in section 1 below is on an annual basis less than 2.5%, those transactions are only subject to announcement and reporting requirements and do not require shareholders' approval under the New Listing Rules.

In respect of the leasing and property management services provided by Hysan Group set out in section 2(i) and (ii) below, since the transactions are connected solely because of the interest of a non-executive director of Hysan, waiver has been sought from The Stock Exchange of Hong Kong Limited by virtue of Rule 14A.42 from strict compliance with the requirements of Rules 14A.35, 14A.45 to 14A.47 of the New Listing Rules.

DETAILS OF THE TRANSACTIONS

1 **Leases**

(a) Barrowgate Limited ("Barrowgate"), a non-wholly-owned subsidiary of Hysan (65.36% equity interest) holds the property known as Lee Gardens Two at 28 Yun Ping Road, Hong Kong. Barrowgate has the following lease arrangements with the following connected persons in respect of units in Lee Gardens Two. Particulars of the connected transactions are set out below:

Connected Person	Date and Duration	Premises	Annual Consideration
Hang Seng Bank Limited *(Note 1)*	28 September 2001 for a term of 3 years	Shop unit at Ground Floor and Basement	HK$8,277,504
Jebsen and Company Limited *(Note 2) (Note 3)*	10 September 2003 for a term of 4 years	Offices at 28/F-31/F and 3 carparking spaces on monthly licence	HK$13,870,776

The rental consideration in the lease arrangements are determined based on prevailing market rates.

Notes:

1. *Hang Seng Bank Limited is a substantial shareholder of Barrowgate, a non-wholly-owned subsidiary of Hysan, holding a 24.64% equity interest. Its principal business is the provision of banking and related financial services.*

2. *Jebsen and Company Limited is a substantial shareholder of Barrowgate, a non-wholly-owned subsidiary of Hysan, holding a 10% equity interest. Its principal business is marketing, service and distribution.*

3. *The Hysan Group's principal activities are property investment, management and development and has a siteable property portfolio in Hong Kong with one of its core business in property leasing. Such lease arrangements are entered into by the Hysan Group on a day-to-day basis. The directors are of the view that as the lease agreement is on normal commercial terms and its having a term in excess of 3 years is in the interest of Hysan.*

   As required by Rule 14A.35, the period for the lease agreement must not exceed 3 years, except in special circumstances which are limited to cases where the nature of the transaction requires the contract to be of a duration longer than 3 years. As confirmed by Dao Heng Securities Limited, the independent financial adviser to the board of Hysan, the term of such lease agreement which was entered into in September 2003 should have a duration longer than 3 years because (i) it is consistent with normal business practice to have leases with duration in excess of 3 years in the commercial leasing market in Hong Kong; (ii) entering into long term leases are required for Hysan to achieve its aim to lengthen lease maturity profile to achieve its long term goal of maximizing its properties' cashflow and value; and (iii) it is consistent with Hysan's lease profile and maturity pattern.

(b) Kwong Wan Realty Limited, a wholly-owned subsidiary of Hysan, holds Bamboo Grove, 74-86 Kennedy Road, Hong Kong. It entered into certain leases with Lee Hysan Estate Company, Limited, a substantial shareholder of Hysan, in respect of units of the said Bamboo Grove. Details of the leases are set out below:

Connected Person	Date and Duration	Premises	Annual Consideration
Lee Hysan Estate Company, Limited *(Note 4)*	17 October 2003 for a term of 2 years	An apartment and one carparking space	HK$1,975,200
Lee Hysan Estate Company, Limited *(Note 4)*	12 January 2004 for a term of 2 years	An apartment and 2 carparking spaces	HK$1,289,880

The rental consideration in the lease arrangements are determined based on prevailing market rates.

Notes:

4. *As at the date of this announcement, Lee Hysan Estate Company, Limited is holding 40.94% shareholding interest in Hysan. Its principal business is investment holding.*

2. **Leasing and property management services agreements with a non-wholly-owned subsidiary and lease agreements with certain connected person**

(i) Hysan Property Management Limited and Hysan Leasing Company Limited, both wholly-owned subsidiaries of Hysan, have entered into management agreements with Barrowgate, which (in this context) is a connected person of Hysan by virtue of the interest of an associate of a non-executive director of Hysan in Barrowgate, to provide (i) leasing, marketing and lease administration services; and (ii) property management services regarding Lee Gardens Two respectively, for terms terminable by either party giving prior written notice to other party.

(ii) Barrowgate, a non-wholly-owned subsidiary of Hysan, has entered into a lease agreement for a fixed term with MF Jebsen International Limited ("MF Jebsen") which is a connected person by virtue of the interest of an associate of, and an alternate director to, a non-executive director of Hysan.

GENERAL

The principal business activities of Hysan Group are property investment, management and development.

In respect of the agreements in section 2 above, as each of Barrowgate and MF Jebsen is a connected person of Hysan solely because of the interest of Mr. Hans Michael Jebsen (being a non-executive director of Hysan) as explained above, waiver has been granted by The Stock Exchange of Hong Kong Limited ("the Stock Exchange") from strict compliance with the requirements set out in Rules 14A.35, 14A.45 to 14A.47 of the New Listing Rules pursuant to Rule 14A.42 during the subsistence of these agreements on the following conditions:-

(i) an announcement containing brief details of the transactions be published in the newspapers as soon as possible thereafter;

(ii) a letter from a financial adviser opining that the transactions are fair and reasonable so far as the shareholders of Hysan are concerned; and

(iii) details of the transactions be included in Hysan's subsequent published annual report for financial years in which the transactions are subsisting.

For the remaining transactions as set out in section 1, the relevant connected persons respectively mentioned in section 1 above are Hysan's substantial shareholder and the substantial shareholders of a non-wholly-owned subsidiary of Hysan. These connected persons do not participate in the daily management of the business of Hysan or (as appropriate) the relevant subsidiary. They therefore do not participate in the consideration and approval of the respective contracts by Hysan or (as appropriate) the relevant subsidiary.

REASONS FOR THE TRANSACTIONS

The directors of Hysan Group who have participated in the consideration and approval of the respective contracts are of the opinion that the respective contracts and the terms therein are on normal commercial terms, are fair and reasonable and are in the commercial interests of the Hysan Group, and that they were entered into in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

The leases in section 1 are entered into in Hysan's normal course of business of leasing and in line with Hysan's corporate strategy of maximizing its properties' cashflow and value.

The service agreements for property leasing and management services are entered into in Hysan's normal course of business of property management and in line with Hysan's policy of centralizing the leasing activities, lease administration and property management of Hysan's group portfolio thereby rationalizing the group and operational structure of Hysan.

REGULATORY ASPECTS

Given that the respective considerations on annual basis under the respective leases and agreements are such that each of the percentage ratios (other than the profit ratio) on annual basis is more than 0.1% but less than 2.5%, the transactions therefore fall under Rule 14A.34 of the New Listing Rules and therefore are only subject to reporting and announcement requirement under the New Listing Rules and do not require shareholders' approval.

Particulars of the lease transactions in section 1 will be disclosed in future annual reports and accounts of Hysan in accordance with Rule 14A.46 of the New Listing Rules. Regarding the transactions in section 2 above, application has been made by Hysan to the Stock Exchange by virtue of Rule 14A.42 to seek waiver from strict compliance with Rule 14A.35, Rules 14A.45 to 14A.47 on the grounds that the transactions are connected solely because of the interest of a non-executive director of Hysan and subject to the conditions set out above.

By Order of the Board
Wendy W. Y. Yung
Company Secretary

Hong Kong, 19 July 2004

As at the date of this announcement, the executive Directors of Hysan are Mr. Peter Ting Chang Lee (Chairman), Mr. Michael Tze Hau Lee (Managing Director), Mrs. Pauline Wah Ling Yu Wong (Director, Property); the non-executive Directors are Mr. Fa-kuang Hu, Mr. Hans Michael Jebsen, Mr. Anthony Hsien Pin Lee, Mr. Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and the Independent non-executive Directors are Sir David Akers-Jones (Deputy Chairman), Mr. Per Jorgensen and Dr. Geoffrey Meou-tsen Yeh.